The lawsuit entitled Steven Curd and Rebel Curd v.
SEI
Investments Management Corporation and SEI
Investments
Global Funds Services, which was initially filed in the
U.S. District Court for the Eastern District of
Pennsylvania
(the Court) on December 11, 2013, was dismissed with prejudice pursuant to a Stipulation of Dismissal filed with the Court on November 21, 2016.